FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2012

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

AUTHORIZED CAPITAL PUBLICLY‐HELD COMPANY

Corporate Taxpayer’s No. (CNPJ/MF) 47.508.411/0001‐56

Company Registration No. (NIRE) 35.300.089.901

NOTICE TO THE MARKET

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”) hereby discloses to the market clarifications regarding the Official Letter GAE 5052-12, dated December 11, 2012 (“Offical Letter”), received from BM&FBOVESPA S.A. (“BM&FBOVESPA”).

I. OFFICIAL LETTER GAE 5052-12:

“GAE 5052-12

December 11, 2012

Companhia Brasileira de Distribuição

Investor Relations Department

Mr. Vitor Fagá De Almeida

Dear All,

On a story by newspaper Valor Econômico on 12/11/2012, the following pieces of information were published:

·         the group estimates that its gross revenue will reach R$ 87.5 billion in 2015, up 52.4% in comparison with R$ 57.4 billion estimated for 2012;

·         investments on equipment and stores, of approximately R$ 1.8 billion in 2012, will increase to R$ 3.2 billion in 2015;

·         Pão de Açúcar aims at a one percentage-point decline in its operating expenses to approximately 19% of net sales revenue in 2015.

We do require clarifications on such story by December 12, 2012, as well as on other relevant information.

We remind you that the Reference Form (section 11 – Estimates) must be updated in up to 7 (seven) business days from the announcement or change of estimates (subsection IX of paragraph 3rd and subsection V of paragraph 4th of article 24 of CVM Instruction 480/09), without prejudice of announcement of a material fact, under the terms of article 3rd of CVM Instruction no. 358/02.

In addition to that, we remind you that, should any estimates be released, the issuer must, quarterly, on the proper field of the Quarterly Financial Information report – ITR and on the Standardized Financial Statements – DFP, compare the estimates on the Reference Form with the actual results, explaining the reasons for any eventual differences (paragraph 4th of article 20 of CVM Instruction 480/09).

The following requirement is accomplished under the terms of the Cooperation Agreement, between CVM (Brazilian Securities and Exchange Commission) and BM&FBOVESPA, dated December 13, 2011, and its non-compliance may subject this company to eventual fine issued by Superintendência de Relações com Empresas – SEP of CVM, under the terms of Instruction CVM No. 452/07.

Yours Truly,

Nelson Barroso Ortega

Issuers Attendance Office

BM&FBOVESPA S.A.

II.        COMPANY’S EXPLANATIONS:

The Company states that it has released estimates only for fiscal years 2008, 2009, 2010 and 2012, as per information on section 11.1 of version 13.0 of the Reference Form related to fiscal year 2012, pursuant to Brazil’s Securities and Exchange Commission (CVM) no. 480, dated December 7, 2009, with updates (“ICVM 480”). Those estimates are the ones which must be taken into consideration by the market.

Therefore, the Company clarifies that it did not disclose the information on the story published by newspaper Valor Econômico on December 11, 2012 entitled “Pão de Açúcar estimates revenue at R$ 87.5 billion in 2015”. Therefore, such information is unofficial.

Lastly, the Company informs that the release of estimates for the coming fiscal years still depend on conclusion of the Company’s strategic planning, currently being conducted. Any eventual estimates release will be made in compliance with ICVM 480, as well as with all related corporate governance rules.

The Company underscores its utmost respect and consideration, and is available for any additional enquiries.

São Paulo, December 12, 2012

Vitor Fagá de Almeida

Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 13, 2012	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.